UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

_______________________

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

374511103**

(CUSIP Number)

Yuzhu Shi

11/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233,

People’s Republic of China

(86 21) 3397 9999

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

with a copy to:

Weiheng Chen, Esq.

Zhan Chen, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Unit 1001, 10/F Henley Building

5 Queen’s Road Central

Hong Kong

(852) 3972-4955

______________________

December 3, 2013

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374511103
1. Names of Reporting Persons. Yuzhu Shi
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) [X] (b) [_]
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6. Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 106,778,540(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 106,778,540 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 106,778,540 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13. Percent of Class Represented by Amount in Row (11) 44.6%(2)
14. Type of Reporting Person (See Instructions)
IN

(1)	including (i) 102,000,000 Ordinary Shares held of record by Union Sky Holding Group Limited, a company owned by Mr. Yuzhu Shi; and (ii) 1,890,687 Ordinary Shares and 2,887,853 American Depositary Shares held of record by Vogel Holding Group Limited, a wholly owned subsidiary of Union Sky Holding Group Limited.
(2)	percentage calculated based on 239,614,272 Ordinary Shares outstanding as of September 30, 2013.

CUSIP No. 374511103
1. Names of Reporting Persons. Union Sky Holding Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) [X] (b) [_]
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 106,778,540 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 106,778,540 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 106,778,540 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13. Percent of Class Represented by Amount in Row (11) 44.6%(2)
14. Type of Reporting Person (See Instructions)
CO

(1)	including (i) 102,000,000 Ordinary Shares held of record by Union Sky Holding Group Limited; and (ii) 1,890,687 Ordinary Shares and 2,887,853 American Depositary Shares held of record by Vogel Holding Group Limited, a wholly owned subsidiary of Union Sky Holding Group Limited.
(2)	percentage calculated based on 239,614,272 Ordinary Shares outstanding as of September 30, 2013.

CUSIP No. 374511103
1. Names of Reporting Persons. Vogel Holding Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) [X] (b) [_]
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,778,540(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 4,778,540 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,778,540 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13. Percent of Class Represented by Amount in Row (11) 2.0%(2)
14. Type of Reporting Person (See Instructions)
CO

(1)	including 1,890,687 Ordinary Shares and 2,887,853 American Depositary Shares held of record by Vogel Holding Group Limited.
(2)	percentage calculated based on 239,614,272 Ordinary Shares outstanding as of September 30, 2013.

Introduction

This Schedule 13D/A (the “Schedule 13D/A”) amends the previous Schedule 13D filed by the Reporting Persons (as defined below) with the SEC on November 26, 2013 (the “Original 13D”), with respect to Giant Interactive Group Inc. (the “Company”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This Statement is being jointly filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are:

1)	Yuzhu Shi (“Mr. Shi”), a PRC citizen and the founder and the Chairman of the Board of Directors (the “Board”) of the Company;

2)	Union Sky Holding Group Limited (“Union Sky”), a company established under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; and

3)	Vogel Holding Group Limited (“Vogel” and together with Mr. Shi and Union Sky, the “Reporting Persons”), a company established under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding.

Mr. Shi’s present occupation is the Chairman of the Board. Union Sky is the record holder of 102,000,000 Ordinary Shares. All of the shares of Union Sky are held by Mr. Shi. Vogel is the record holder of 1,890,687 Ordinary Shares and 2,887,853 ADSs. All of the shares of Vogel are held by Union Sky.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On November 25, 2013, Mr. Shi, Union Sky, Vogel and Baring Private Equity Asia V Holding (12) Limited (“Baring”, together with Mr. Shi, Union Sky and Vogel, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the Board to acquire the Company in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction. Pursuant to the Consortium Agreement, in the Transaction, Baring is required to contribute any Ordinary Shares it holds and Mr. Shi, Union Sky and Vogel are required to collectively contribute at least 50,290,354 of the Ordinary Shares they hold. Mr. Shi, Union Sky and Vogel have a right to sell the remaining Ordinary Shares they hold to the Consortium at the same per share price as the one offered to other shareholders of the Company in the Transaction, in which case the Consortium will have to arrange for additional debt and/or equity financing for the Transaction. Mr. Shi, Union Sky, Vogel and The Baring Asia Private Equity Fund V, L.P. (“Baring Asia”) entered into a guarantee agreement (the “CA Guarantee”) pursuant to which Baring Asia shall guarantee Baring’s obligations under the Consortium Agreement.

On November 25, 2013, the Consortium Members submitted the Proposal to the Board. In the Proposal, the Consortium Members proposed to acquire the Company in a going private transaction at a price of US$11.75 in cash per Ordinary Share or ADS (each representing one Ordinary Share). According to the Proposal, the Consortium Members are interested only in acquiring the outstanding shares of the Company that the Consortium Members do not already own, and that the Consortium Members do not intend to sell their stake in the Company to any third party. Consortium Members intend to finance the Transaction through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3.

On November 25, 2013, Mr. Shi, Vogel and Baring entered into a share purchase agreement (the “Share Purchase Agreement”) pursuant to which Vogel agreed to sell, and Baring agreed to purchase, 11,800,000 Ordinary Shares (the “Purchase Shares”) at US$9.79 per Ordinary Share (the “Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date under the Share Purchase Agreement where Baring is part of the buyer consortium and the price per share in the going-private transaction (“Going-private Price”) is higher than the Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of Purchase Shares where Baring is not part of the buyer consortium due to its own decision or election without Mr. Shi’s written consent and the Going-private Price is higher than the Purchase Price, Baring shall pay Vogel the shortfall between the Purchase Price and the Going-private Price with respect to all Purchase Shares. Mr. Shi, Vogel and Baring Asia entered into a guarantee agreement (the “SPA Guarantee”) pursuant to which Baring Asia shall guarantee Baring’s obligations under the Share Purchase Agreement. The purchase and sale of the Purchase Shares was completed on December 3, 2013.

If the Transaction is completed, the ADSs would be delisted from the New York Stock Exchange and the Company’s obligations to file periodic report under the Exchange Act would be terminated.

Description of the Proposal, the Consortium Agreement, the CA Guarantee, the Share Purchase Agreement and the SPA Guarantee in this Schedule 13D/A are qualified in their entirety by reference to the Proposal, the Consortium Agreement, the CA Guarantee, the Share Purchase Agreement and the SPA Guarantee, copies of which are filed as Exhibits 7.02, 7.03, 7.04, 7.05 and 7.06 to the Original 13D and incorporated herein by reference in their entirety.

In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D/A, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the Board (as the surviving company in the merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. The Proposal provides that no binding obligation shall arise with respect to the Transaction unless and until definitive agreements have been executed.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) is hereby amended and restated as follows:

(a) – (b) As of the date hereof, Mr. Shi beneficially owns 106,778,540 Ordinary Shares, including 102,000,000 Ordinary Shares held of record by Union Sky and 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel, collectively accounting for approximately 44.6% of the total outstanding Ordinary Shares. Mr. Shi has sole voting and dispositive control over such Ordinary Shares and ADSs. In addition, pursuant to Section 13(d)(3) of the Act, Baring and Mr. Shi may, on the basis of the facts described elsewhere herein, be considered to be a “group”. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Mr. Shi that he is the beneficial owner of any Ordinary Shares as may be beneficially owned by Baring for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As of the date hereof, Union Sky beneficially owns 106,778,540 Ordinary Shares, including 102,000,000 Ordinary Shares held of record by it and 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel, collectively accounting for approximately 44.6% of the total outstanding Ordinary Shares. Mr. Shi has sole voting and dispositive control over such Ordinary Shares.

As of the date hereof, Vogel holds of record 1,890,687 Ordinary Shares and 2,887,853 ADSs, collectively accounting for approximately 2.0% of the total outstanding Ordinary Shares. Mr. Shi has sole voting and dispositive control over such Ordinary Shares.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement dated November 26, 2013 (incorporated by reference to Exhibit 7.01 of the Original 13D filed by the Reporting Persons on November 26, 2013)
Exhibit 7.02:	Proposal dated November 25, 2013 (incorporated by reference to Exhibit 7.02 of the Original 13D filed by the Reporting Persons on November 26, 2013)
Exhibit 7.03:	Consortium Agreement dated November 25, 2013 (incorporated by reference to Exhibit 7.03 of the Original 13D filed by the Reporting Persons on November 26, 2013)
Exhibit 7.04:	Consortium Agreement Guarantee dated November 25, 2013 (incorporated by reference to Exhibit 7.04 of the Original 13D filed by the Reporting Persons on November 26, 2013)
Exhibit 7.05:	Share Purchase Agreement dated November 25, 2013 (incorporated by reference to Exhibit 7.05 of the Original 13D filed by the Reporting Persons on November 26, 2013)
Exhibit 7.06:	Share Purchase Agreement Guarantee dated November 25, 2013 (incorporated by reference to Exhibit 7.06 of the Original 13D filed by the Reporting Persons on November 26, 2013)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated December 5, 2013

Yuzhu Shi By: /s/ Yuzhu Shi
Name: Yuzhu Shi

Union Sky Holding Group Limited By: /s/ Yuzhu Shi
Name: Yuzhu Shi Title: Director
Vogel Holding Group Limited By: /s/ Yuzhu Shi
Name: Yuzhu Shi
Title: Authorized Signatory